UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (Amendment No. 1)*


                            Moore Corporation Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    615785102
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------


                   Greenwich Street Capital Partners II, L.P.
                                500 Campus Drive
                                    Suite 220
                             Florham Park, NJ 07932
                           Attention: Matthew Kaufman
                                 (973) 437-1000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 28, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

--------------------------------------------------------------------------------
CUSIP NO.           615785102                                 PAGE 2 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Greenwich Street Capital Partners II, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                     (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      5,263,158
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 -0-
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 5,263,158
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,263,158
--------------------------------------------------------------------------------

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13           4.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

--------------------------------------------------------------------------------
CUSIP NO.           615785102                                 PAGE 3 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               GSCP Offshore Fund, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      243,916
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 -0-
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 243,916
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               243,916
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
--------------------------------------------------------------------------------
CUSIP NO.           615785102                                 PAGE 4 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Greenwich Fund, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      396,315
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 -0-
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 396,315
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               396,315
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
--------------------------------------------------------------------------------
CUSIP NO.           615785102                                 PAGE 5 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Greenwich Street Employees Fund, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
       SOURCE OF FUNDS (See Instructions)

  4            OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      698,445
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 -0-
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 698,445
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               698,445
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
--------------------------------------------------------------------------------
CUSIP NO.           615785102                                 PAGE 6 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               TRV Executive Fund, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      57,663
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 -0-
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 57,663
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               57,663
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
--------------------------------------------------------------------------------
CUSIP NO.           615785102                                 PAGE 7 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Greenwich Street Investments II, L.L.C.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      -0-
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 6,659,497
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                                 6,659,497
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,659,497(1)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               OO
--------------------------------------------------------------------------------

----------
(1) The Reporting Person disclaims beneficial ownership of all such 6,659,497 Common Shares.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
--------------------------------------------------------------------------------
CUSIP NO.           615785102                                 PAGE 8 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               GSCP (NJ), L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      -0-
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 6,659,497
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                                 6,659,497
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,659,497(2)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               PN
--------------------------------------------------------------------------------

----------
(2) The Reporting Person disclaims beneficial ownership of all such 6,659,497 Common Shares.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

--------------------------------------------------------------------------------
CUSIP NO.           615785102                                 PAGE 9 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               GSCP (NJ), INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      -0-
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 6,659,497
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                                 6,659,497
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,659,497(3)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               CO
--------------------------------------------------------------------------------

----------
(3) The Reporting Person disclaims beneficial ownership of all such 6,659,497 Common Shares.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
--------------------------------------------------------------------------------
CUSIP NO.           615785102                                PAGE 10 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Alfred C. Eckert III
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      -0-
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 6,659,497
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                                 6,659,497
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,659,497(4)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

----------
(4) The Reporting Person disclaims beneficial ownership of all such 6,659,497 Common Shares.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
--------------------------------------------------------------------------------
CUSIP NO.           615785102                                PAGE 11 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Keith W. Abell
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      -0-
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 6,659,497
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                                 6,659,497
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,659,497(5)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

----------
(5) The Reporting Person disclaims beneficial ownership of all such 6,659,497 Common Shares.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

--------------------------------------------------------------------------------
CUSIP NO. 615785102                                          PAGE 12 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Sanjay H. Patel
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      -0-
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 6,659,497
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                 6,659,497
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,659,497(6)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13           6.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

----------
(6) The Reporting Person disclaims beneficial ownership of all such 6,659,497 Common Shares.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

--------------------------------------------------------------------------------
CUSIP NO. 615785102                                          PAGE 13 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Richard M. Hayden
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      -0-
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 6,659,497
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                 6,659,497
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,659,497(7)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

----------
(7) The Reporting Person disclaims beneficial ownership of all such 6,659,497 Common Shares.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

--------------------------------------------------------------------------------
CUSIP NO. 615785102                                          PAGE 14 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Robert A. Hamwee
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      -0-
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 6,659,497
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                 6,659,497
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,659,497(8)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

----------
(8) The Reporting Person disclaims beneficial ownership of all such 6,659,497 Common Shares.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

--------------------------------------------------------------------------------
CUSIP NO. 615785102                                          PAGE 15 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Thomas V. Inglesby
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      -0-
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 6,659,497
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                 6,659,497
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,659,497(9)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

----------
(9) The Reporting Person disclaims beneficial ownership of all such 6,659,497 Common Shares.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

--------------------------------------------------------------------------------
CUSIP NO. 615785102                                          PAGE 16 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Matthew C. Kaufman
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                   (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e:
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      -0-
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 6,659,497
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                 6,659,497
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,659,497(10)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

----------
(10) The Reporting Person disclaims beneficial ownership of all such 6,659,497 Common Shares.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

--------------------------------------------------------------------------------
CUSIP NO. 615785102                                          PAGE 17 OF 17 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Christine K. Vanden Beukel
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH                      -0-
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER

                                 6,659,497
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                 6,659,497
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,659,497(11)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

----------
(11) The Reporting Person disclaims beneficial ownership of all such 6,659,497 Common Shares.

          This Amendment No. 1 to Schedule 13D (the "Amendment") amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on January 10, 2001 (the "Original Statement") with respect to the Common Shares, no par value (the "Common Shares"), of Moore Corporation Limited, a corporation organized under the laws of Ontario, Canada (the "Issuer"). Capitalized terms used herein but not defined when used have the meanings ascribed to such terms in the Original Statement.

ITEM 2.           IDENTITY AND BACKGROUND.

         Item 2 of the Original Statement is hereby amended in its entirety to read as follows:

         (a) This statement is filed jointly by (1) Greenwich Street Capital Partners II, L.P. ("Greenwich Fund II"); (2) GSCP Offshore Fund, L.P. ("Offshore Fund"); (3) Greenwich Fund, L.P. ("Greenwich Fund I"); (4) Greenwich Street Employees Fund, L.P. ("Employees Fund"); (5) TRV Executive Fund, L.P.
("Executive Fund" and, collectively with Greenwich Fund II, Offshore Fund, Greenwich Fund I and Employees Fund, the "Greenwich Street Funds"); (6) Greenwich Street Investments II, L.L.C. ("Funds GP"); (7) GSCP (NJ), L.P. ("Funds Manager"); (8) GSCP (NJ), Inc. ("Funds Manager GP"); (9) Alfred C. Eckert III; (10) Keith W. Abell; (11) Sanjay H. Patel; (12) Richard M. Hayden,
(13) Robert A. Hamwee, (14) Thomas V. Inglesby, (15) Matthew C. Kaufman and (16) Christine K. Vanden Beukel (collectively with the Greenwich Street Funds, the "Reporting Persons").

         (b) The business address of each of the Reporting Persons other than Mr. Hayden is 500 Campus Drive, Suite 220, Florham Park, NJ 07932. The business address of Mr. Hayden is c/o GSC Partners Europe, 68 Pall Mall, First Floor, London, SW1Y 5ES.

         (c) Greenwich Fund II, Greenwich Fund I, Employees Fund and Executive Fund are each Delaware limited partnerships which make investments for long-term appreciation. Offshore Fund is a Cayman Islands exempted limited partnership which makes investments for long-term appreciation. Funds GP is a Delaware limited liability company which is the sole general partner of each of the Greenwich Street Funds. Funds Manager is a Delaware limited partnership and the manager of each of the Greenwich Street Funds. Funds Manager GP is a Delaware corporation and the sole general partner of Funds Manager.

         Messrs. Eckert, Abell, Patel, Hayden, Hamwee, Inglesby and Kaufman and Ms. Vanden Beukel are the managing members of Funds GP and serve as executive officers of Funds Manager GP and officers of Funds Manager. The principal business of Funds Manager GP is the management of private equity, mezzanine, restructuring and high-yield asset investment funds and its address is 500 Campus Drive, Suite 220, Florham Park, NJ 07932.

         (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

         (f) All natural persons listed in this item 2 are citizens of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Original Statement is hereby amended to add the following to the end thereof:

         On December 28, 2001, each of the Greenwich Street Funds exercised its right to exchange with the Partnership (the "Exchange") all of its Class A limited partnership interest and Class B limited partnership interest in the Partnership for an aggregate of $37.2 million principal amount of the Debenture and the transfer by the Partnership to the Greenwich Street Funds of an aggregate of 1,650,000 exchangeable preferred shares (the "Subco Preferred Shares") of Moore Holdings U.S.A. Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Subco"), together with certain contingent rights of the Partnership to receive cash from the Issuer on December 31, 2002 and 2003, which contingent rights may be satisfied at the Issuer's option by the issuance of certain additional Common Shares or additional Subco Preferred Shares (the "Contingent Consideration"). The Exchange occurred pursuant to that certain Second Amendment to Partnership Agreement and Conversion Agreement dated as of the same date (the "Partnership Amendment") by and among MIC Investors, Inc., the general partner of the Partnership (the "Partnership's General Partner"), the Greenwich Street Funds and certain other limited partners of the Partnership holding a majority-in-interest of the Class B limited partnership interests of the Partnership (the "Other Class B Limited Partners"). Prior to the Exchange, but after the exchange with the Partnership by each of the Other Class B Limited Partners of all of its Class B limited partnership interest in the Partnership for its share of the Debenture, the Subco Preferred Shares were issued to the Partnership in exchange for a covenant by the Partnership (or its assignee) to exchange the Subco Preferred Shares for 1,650,000 Common Shares as described below, and the Issuer covenanted to deliver the Contingent Consideration to the Partnership, pursuant to that certain Conversion Inducement Agreement dated as of December 28, 2001 among the Issuer and the Partnership (the "Conversion Inducement Agreement"). Immediately after the Exchange, and as required by the Conversion Inducement Agreement and the Partnership Amendment, the Subco Preferred Shares were transferred by the Greenwich Street Funds to the Issuer in consideration for an aggregate of 1,650,000 Common Shares pursuant to that certain Transfer Agreement dated as of December 28, 2001 between the Issuer and the Greenwich Street Funds (the "Transfer Agreement"). Concurrently therewith, and as contemplated by the Partnership Amendment, Greenwich Fund II deposited an aggregate of $12,314,523 principal amount of its share of the Debenture received in the Exchange into an escrow account, which portion of the Debenture was then converted into Common Shares (the "Escrowed Shares") to be held in escrow pending expiration or earlier termination of the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Greenwich Fund II, the other Greenwich Street Funds and the escrow agent do not have any rights to vote or dispose of the Escrowed Shares during the term of the escrow. In addition, concurrently with the Exchange, each of the Greenwich Street Funds exercised its right to convert its remaining share of the Debenture into an aggregate of 5,009,497 Common Shares of the Issuer in accordance with the terms of the Debenture. Copies of the Partnership Amendment, the Conversion Inducement Agreement and the Transfer Agreement are attached hereto as Exhibits 7(g), (h) and (i), respectively, and are incorporated by this reference herein.

ITEM 4.        PURPOSE OF TRANSACTION.

         Item 4 of the Original Statement is hereby amended to add the following to the end thereof:

         The Greenwich Street Funds acquired the Common Shares for investment purposes. In connection with the Exchange and pursuant to that certain Director Designation Agreement dated as of December 28, 2001 by and among the
Partnership, Greenwich Fund II and the Partnership's General Partner (the "Director Designation Agreement"), the Partnership assigned to Greenwich Fund II the rights of the Partnership to designate one or two persons to the Board of Directors of the Issuer under the Debenture Purchase Agreement and set forth their agreement with respect to the designation of such persons. Mark Angelson, the sole shareholder of the Partnership's General Partner, and Mr. Eckert currently serve as directors of the Issuer. A copy of the Director Designation Agreement is attached hereto as Exhibit 7(j) and is incorporated by this reference herein.

         Other than as set forth in Item 4 of the Original Statement, as hereby amended by this Item 4, and in Items 5 and 6 of this Amendment, the Reporting Persons do not have any plans or proposals which relate to, or would result in, any of the actions or transactions enumerated in Item 4, clauses (a) through
(j), of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Statement is hereby amended in its entirety to read as follows:

         (a)-(b) As a result of the Exchange and the conversion of the Debenture received by the Greenwich Street Funds in the Exchange as described in Item 3 of this Amendment, the Greenwich Street Funds directly hold an aggregate of 6,659,497 Common Shares, which represent approximately 5.96% of the Common
Shares outstanding as of December 28, 2001, including for such purpose, conversion in full of the Debenture. Of such shares, each of the Greenwich Street Funds directly holds Common Shares, and has the sole power to vote and to dispose of such Common Shares, as follows: (1) Greenwich Fund II - 5,263,158
Common Shares (which represent approximately 4.71% of the Common Shares outstanding as of December 28, 2001); (2) Offshore Fund - 243,916 Common Shares

(which represent approximately 0.22% of the Common Shares outstanding as of December 28, 2001); (3) Greenwich Fund I - 396,315 Common Shares (which represent approximately 0.35% of the Common Shares outstanding as of December 28, 2001); (4) Employees Fund - 698,445 Common Shares (which represent approximately 0.62% of the Common Shares outstanding as of December 28, 2001); and (5) Executive Fund - 57,663 Common Shares (which represent approximately 0.05% of the Common Shares outstanding as of December 28, 2001).

         Funds GP does not directly own any securities of the Issuer, but because it is the sole general partner of the Greenwich Street Funds, Funds GP may be deemed to beneficially own and have shared power to vote and to dispose of the 6,659,497 Common Shares directly owned by the Greenwich Street Funds. Funds GP, however, disclaims beneficial ownership of all such 6,659,497 Common Shares.

         Funds Manager does not directly own any securities of the Issuer, but because it is the manager of the Greenwich Street Funds, for purposes of Rule 13d-3, Funds Manager may be deemed to beneficially own and have shared power to vote and to dispose of the 6,659,497 Common Shares directly owned by the Greenwich Street Funds. Funds Manager, however, disclaims beneficial ownership of all such 6,659,497 Common Shares.

         Funds Manager GP does not directly own any securities of the Issuer, but because it is the sole general partner of Funds Manager, for purposes of Rule 13d-3, Funds Manager GP may be deemed to beneficially own and have shared power to vote and to dispose of the 6,659,497 Common Shares directly owned by the Greenwich Street Funds. Funds Manager GP, however, disclaims beneficial ownership of all such 6,659,497 Common Shares.

         Messrs. Eckert, Abell, Patel, Hayden, Hamwee, Inglesby and Kaufman and Ms. Vanden Beukel do not directly own any securities of the Issuer, but because they are managing members of Funds GP and executive officers of Funds Manager GP, pursuant to Rule 13d-3, each of them may be deemed to beneficially own and have shared power to vote and to dispose of the 6,659,497 Common Shares directly owned by the Greenwich Street Funds. Each of Messrs. Eckert, Abell, Patel, Hayden, Hamwee, Inglesby and Kaufman and Ms. Vanden Beukel, however, disclaims beneficial ownership of all such 6,659,497 Common Shares.

         (c) The only transactions by the Reporting Persons relating to the Common Shares are the transactions described in Item 3.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Original Statement is amended by adding the following to the end thereof. In addition, the responses set forth in Items 3 and 5 of this Amendment are incorporated by this reference into this Item 6.

         In addition to the registration rights provided pursuant to the Registration Rights Agreement dated as of December 21, 2000 as described in Item 6 of the Original Statement, on December 28, 2001 in connection with the Exchange, the Issuer, the Greenwich Street Funds and the Partnership entered into that certain new Registration Rights Agreement dated as of December 28, 2001, by and among the Issuer, the Greenwich Street Funds and the Partnership (the "Registration Rights Agreement"), providing the Greenwich Street Funds with
(i) one demand registration right and (ii) piggyback registration rights, in each case with respect to the Common Shares issued to them in the Exchange and upon conversion of their pro rata share of the Debenture, as well as any additional Common Shares issuable as part of the Contingent Consideration (or issued in the case of a stock dividend, stock split or other reclassification of the Common Shares). A copy of the Registration Rights Agreement is attached hereto as Exhibit 7(k) and is incorporated by this reference herein.

         The Greenwich Street Funds and their respective affiliates also are subject to the restrictions on the purchase and sale of Common Shares and a right of first offer in favor of the Issuer with respect to private sales of their Common Shares, all as described in the Transfer Agreement.

         As provided in the Transfer Agreement, the obligation of the Issuer to deliver the Contingent Consideration to the Greenwich Street Funds consists of the following. The Issuer is obliged to make a payment in cash to the Greenwich Street Funds on December 31, 2002 if the weighted average of the 20 consecutive trading-day prices per share of the Common Shares on the New York Stock Exchange (the "20-day Weighted Average") ending on the last trading day prior to such date is less than $8.00 per share. The amount payable, if any, would be the difference between $14 million and the value at December 31, 2002 (determined based on the 20-day Weighted Average ending on the last trading day prior to such date) of the 1,650,000 Common Shares issued to the Greenwich Street Funds pursuant to the Transfer Agreement in consideration for the Subco Preferred Shares; provided, however, the maximum amount payable by the Issuer may not exceed the value of 3,000,000 Common Shares of the Issuer at such date (determined based on the 20-day Weighted Average ending on the last trading day prior to December 31, 2002). In addition, the Issuer is obliged to make another payment in cash to the Greenwich Street Funds on December 31, 2003 if the 20-day Weighted Average ending on the last trading day prior to such date is less than $10.83 per share. The amount payable, if any, would be the lesser of $9 million (as reduced for certain profits received by the Greenwich Street Funds from the sale of the aforementioned 1,650,000 Common Shares and any additional Common Shares that may be received by the Greenwich Street

Funds instead of the cash payment on December 31, 2002 as referred to in the next sentence) and the value of 6,000,000 Common Shares of the Issuer at such date (determined based on the 20-day Weighted Average ending on the last trading day prior to December 31, 2003). At the option of the Issuer, any such payments may be made by the Issuer to the Greenwich Street Funds in Common Shares of the Issuer or Subco Preferred Shares (which would be transferred to the Issuer in consideration for Common Shares after issuance to the Greenwich Street Funds), subject to obtaining certain required regulatory approvals.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Original Statement is hereby amended to add the following:

EXHIBIT 7(G) - Second Amendment to Partnership Agreement and Conversion Agreement dated as of December 28, 2001 by and among MIC Investors, Inc., as the general partner of the Partnership, the Greenwich Street Funds and the holders of a majority-in-interest of the Class B limited partnership interests in the Partnership.

EXHIBIT 7(H) - Transfer Agreement dated as of December 28, 2001 by and among the Issuer and the Greenwich Street Funds.

EXHIBIT 7(I) - Conversion Inducement Agreement dated as of December 28, 2001 by and between the Issuer and the Partnership.

EXHIBIT 7(J) - Director Designation Agreement dated as of December 28, 2001 by and among the Partnership, Greenwich Fund II and MIC Investors, Inc. as general partner of the Partnership.

EXHIBIT 7(K) - Registration Rights Agreement dated as of December 28, 2001 by and among the Issuer, the Greenwich Street Funds and the Partnership.

EXHIBIT 7(L) - Power of Attorney dated as of January 4, 2002 granted by each of Alfred C. Eckert III, Sanjay H. Patel, Keith W. Abell, Richard M. Hayden, Robert
A. Hamwee, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel and Andrew J. Wagner to any two of them.

EXHIBIT 7(M) - Amended and Restated Joint Filing Agreement regarding the joint filing of this statement on Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2002

                           GREENWICH STREET CAPITAL PARTNERS II, L.P.
                           GSCP OFFSHORE FUND, L.P.
                           GREENWICH FUND, L.P.
                           GREENWICH STREET EMPLOYEES FUND, L.P.
                           TRV EXECUTIVE FUND, L.P.
                           By: Greenwich Street Investments II, L.L.C., its
                               General Partner:


                           By:   /s/ MATTHEW C. KAUFMAN
                                 ---------------------------------
                                 Matthew C. Kaufman
                                 Managing Director


                           GREENWICH STREET INVESTMENTS II, L.L.C.


                           By:   /s/ MATTHEW C. KAUFMAN
                                 ---------------------------------
                                 Matthew C. Kaufman
                                 Managing Director


                           GSCP (NJ), L.P.
                           By: GSCP (NJ), Inc., its General Partner:


                           By:   /s/ MATTHEW C. KAUFMAN
                                 ---------------------------------
                                 Matthew C. Kaufman
                                 Managing Director

                           GSCP (NJ), INC.

                           By:   /s/ MATTHEW C. KAUFMAN
                                 ---------------------------------
                                 Matthew C. Kaufman
                                 Managing Director


                                 /s/ ALFRED C. ECKERT III *
                                 ---------------------------------
                                 Alfred C. Eckert III


                                 /s/ KEITH W. ABELL *
                                 ---------------------------------
                                 Keith W. Abell


                                 /s/ SANJAY H. PATEL *
                                 ---------------------------------
                                 Sanjay H. Patel


                                 /s/ RICHARD M. HAYDEN *
                                 ---------------------------------
                                 Richard M. Hayden


                                 /s/ ROBERT A. HAMWEE
                                 ---------------------------------
                                 Robert A. Hamwee


                                 /s/ THOMAS V. INGLESBY *
                                 ---------------------------------
                                 Thomas V. Inglesby


                                 /s/ MATTHEW C. KAUFMAN
                                 ---------------------------------
                                 Matthew C. Kaufman


                                  /s/ CHRISTINE K. VANDEN BEUKEL*
                                 ---------------------------------
                                 Christine K. Vanden Beukel


       * By:  /s/ MATTHEW C. KAUFMAN
              /s/ ROBERT A. HAMWEE
              ----------------------
              Matthew C. Kaufman
              Robert A. Hamwee
              Attorneys-in-Fact

                                  EXHIBIT INDEX


EXHIBIT 7(G) - Second Amendment to Partnership Agreement and Conversion Agreement, dated as of December 28, 2001 by and among MIC Investors, Inc., as the general partner of the Partnership, the Greenwich Street Funds and the holders of a majority-in-interest of the Class B limited partnership interests in the Partnership.

EXHIBIT 7(H) - Transfer Agreement dated as of December 28, 2001 by and among the Issuer and the Greenwich Street Funds.

EXHIBIT 7(I) - Conversion Inducement Agreement dated as of December 28, 2001 by and between the Issuer and the Partnership.

EXHIBIT 7(J) - Director Designation Agreement dated as of December 28, 2001 by and among the Partnership, Greenwich Fund II and MIC Investors, Inc. as general partner of the Partnership.

EXHIBIT 7(K) - Registration Rights Agreement dated as of December 28, 2001 by and among the Issuer, the Greenwich Street Funds and the Partnership.

EXHIBIT 7(L) - Power of Attorney dated as of January 4, 2002 granted by each of Alfred C. Eckert III, Sanjay H. Patel, Keith W. Abell, Richard M. Hayden, Robert
A. Hamwee, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel and Andrew J. Wagner to any two of them.

EXHIBIT 7(M) - Amended and Restated Joint Filing Agreement regarding the joint filing of this statement on Schedule 13D.


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